Filed by Epicor Software Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Commission File No.: 000-20740

Subject Company: Scala Business Solutions N.V.

Set forth below is the text of a joint press release issued by Epicor Software Corporation and Scala Business Solutions N.V. on November 14, 2003.

For Immediate Release

Contacts:	Valerie Brodie	Neville Hobson
	Sr. Director, Investor Relations	VP Corporate Communication
	Epicor Software C	Scala Business Solutions
	Irvine, CA, USA	Amsterdam, The Netherlands
	Phone +1 949-585-4293	Phone +31 20 427 4361
	E-mail: vbrodie@epicor.com	E-mail: neville.hobson@scala.net

Scala Business Solutions to Merge with Epicor Software Corporation

Combination Will Create Leading Global Midmarket Provider of Integrated ERP, CRM and SCM Solutions Leveraging Microsoft and Web Services Technology

IRVINE, Calif., USA, and AMSTERDAM, The Netherlands — November 14, 2003 — Epicor Software Corporation (NASDAQ: EPIC) and Scala Business Solutions (Euronext: A.SCALA) today jointly announced that the expectation is justified that they will reach agreement on a merger. The proposed merger will be effected by a public offer by Epicor for all the outstanding ordinary shares in the capital of Scala at an anticipated aggregate transaction value of approximately US$87 million (the equivalent of €3.27 per ordinary share), as of the closing price on November 13, 2003, consisting of a cash price of US$41.7 million subject to adjustment, plus 4.1 million shares of Epicor’s common stock. The offer is made up of a cash price of US$1.823 per Scala share plus 0.1795 shares of Epicor’s common stock. Scala’s Supervisory Board and Management Board expect to recommend the public offer to its shareholders. On a date to be determined by Scala, an extraordinary general meeting of shareholders will be organized to discuss the public offer. Epicor’s Board of Directors has approved the transaction.

Scala Business Solutions to Merge with Epicor

It is expected that the public offer will commence following the completion of Epicor’s due diligence investigation of Scala, the receipt of a fairness opinion by Scala, regulatory approvals, the filing of an S-4 registration with the SEC by Epicor, and other customary conditions including among others material adverse changes to Scala and management retention agreements. Epicor anticipates that it will commence the public offer for all outstanding ordinary shares of Scala and publish an offer memorandum in December 2003, and close the transaction in the first quarter 2004. The combination is expected to be accretive to Epicor’s GAAP earnings in the second quarter 2004 and for the fiscal year 2004.

The proposed merger would create the largest independent midmarket provider of collaborative ERP, CRM and SCM applications based on Microsoft’s .NET platform and Web services, committed to solving the unique challenges facing midmarket businesses worldwide. The combined company will expand its global presence with worldwide coverage of sales, consulting and support for midmarket and large multinationals as well as local enterprises, offering a broad suite of integrated solutions that have been implemented by more than 20,000 customers worldwide. Both Epicor and Scala customers will be served by a global entity with the reach and scale to more effectively support their operations, and will be well positioned for growth with local support in emerging markets, and in key markets where Scala traditionally performs well such as Scandinavia, Russia, Central and Eastern Europe, and China. Scala’s customer base is predominantly European with Epicor’s largest customer base predominantly in North America, Australia and the U.K. The resulting company’s revenues will be diversified across regions with approximately 52% of its revenue base in North America and 48% outside North America.

“We are delighted to join forces with Scala’s exceptional and visionary team as we pursue tremendous global opportunities,” said George Klaus, chairman, CEO and president at Epicor. “The acquisition of Scala enables Epicor to expand its capabilities to service and support its customers, to become a truly global organization with substantial revenue and operating synergies. The organization will allow us to leverage Epicor’s and Scala’s regional strengths and distribution channels to further support multi-national customers around the world.” Klaus added, “This combination also further leverages our industry-endorsed road map to deliver .NET solutions and Web services to an expanding base of midmarket customers. The combination of Scala and Epicor positions us to become a global midmarket ERP leader with over 20,000 customers, and approximately US$250 million projected annual revenues, to drive greater value for our customers and, in turn, shareholders, and will enable us to contribute to our growth and creation of shareholder value going forward.”

Scala Business Solutions to Merge with Epicor

The combined company plans to further support and develop iScala products. In the long term, the combined company’s product offering would be developed using the functional synergies of all products, and the integration advantages of .NET and Web services.

“Today’s announcement is exciting news for the shareholders, customers, employees and partners of both our companies,” said Andreas Kemi, Chief Executive Officer at Scala. “Together, we stand on the threshold of enormous opportunity driven by our potential to offer a range of Microsoft technology-based products that are broader and deeper in functionality and would be delivered to market faster than either Epicor or Scala could have done independently. With the collaborative expertise offered by this new partnership – and guided by our shared vision of improving the business success of our customers worldwide – we are in position to rapidly deliver and deploy our leading business software solutions across the globe.”

Both companies will continue their unwavering commitment to developing and bringing to market world-class software and services based on Microsoft technology. Both companies are strong Microsoft partners – as globally managed independent software vendors (ISVs) and Microsoft Global ERP Ecosystem partners – and have actively participated for many years in numerous Microsoft joint development programs and early adopter technology initiatives.

Transaction Structure and Highlights

During the next few weeks, both companies will take the required steps towards finalizing the merger. If all conditions for making the public offer are met, it is anticipated that an offer memorandum, containing the terms and conditions of the public offer, will be published during December 2003, with the transaction expected to close in the first quarter of 2004. One of the requirements for the public offer will be that at least 95% of the ordinary shares of Scala are offered.

➢	The anticipated transaction value of approximately US$87 million will be paid partly in cash and partly in Epicor common stock, with a 20% downwards protection for the shareholders of Scala. Any decrease in the value of the common stock of Epicor below a floor of US$10.21 per share will be compensated in cash by an adjustment in the offer price.

Scala Business Solutions to Merge with Epicor

➢	The anticipated transaction price of approximately US$87 million represents a premium of approximately 40% as of the closing price of Scala’s shares on November 13, 2003, and a 59% premium on the basis of the 30-day share price average.

➢	Closing of the transaction, which is expected to occur in early 2004, will be subject to certain conditions including, but not limited to, regulatory clearance and acceptance by Scala shareholders. The Dutch regulator of the financial markets (Netherlands Authority for the Financial Markets) and Euronext have been informed of the intended bid.

➢	Anticipated transaction will create an entity with approximately US$250 million annual revenues and with over 20,000 customers—the 11th largest ERP provider by annual revenue (based on AMR 2002 data).

➢	Largest independent midmarket provider based on Microsoft technology with leading .NET and Web services products.

➢	Expanded presence in key growing verticals including financial services, consumer packaged goods, professional services, automotive, industrial machinery, light engineering, electronics, hospitality, pharmaceuticals, non-profit.

➢	Scale and reach to support global multinationals with a worldwide infrastructure for sales, consulting and support, and a strong partner channel – combining over 400 partners worldwide.

➢	Operating and infrastructure synergies in G&A, R&D, facilities and technical support with a solid platform and infrastructure for future strategic and tactical acquisitions in a consolidating market.

➢	Scala’s management has been offered one board seat out of 6 on Epicor’s Board of Directors.

➢	Listing on NASDAQ exchange trading under the symbol EPIC should provide increased liquidity for Scala shareholders.

➢	SG Cowen Securities Corporation is adviser to Epicor and Fortis Bank Corporate & Investment Banking is adviser to Scala, with respect to the transaction.

This press release is made pursuant to Article 9b sub section 2(a) of the decree pursuant to the supervision of the Dutch Securities Trade Act 1995. Epicor and Scala management will hold a conference call for the investment community to discuss the strategic acquisition and its anticipated synergies:

Date: Friday, November 14, 2003

Time: 6:00 a.m. PST / 3:00 p.m. CET

Dial: 888-662-8850 or +1 706-634-2243 (participants outside North America)

Replay: November 14 – November 17

Replay Dial: 800-642-1687 or +1 706-645-9291 (participants outside North America)

Replay ID Code: 396-8102

Scala Business Solutions to Merge with Epicor

About Epicor Software Corporation

Epicor is a leading provider of integrated enterprise software solutions for midmarket companies around the world. Founded in 1984, Epicor has over 15,000 customers and delivers end-to-end, industry-specific solutions that enable companies to immediately improve business operations and build competitive advantage in today’s Internet economy. Epicor’s comprehensive suite of integrated software solutions for Customer Relationship Management, Financials, Manufacturing, Supply Chain Management, Professional Services Automation and Collaborative Commerce provide the scalability and flexibility to support long-term growth. Epicor’s solutions are complemented by a full range of services, providing single point of accountability to promote rapid return on investment and low total cost of ownership, now and in the future. Epicor is headquartered in Irvine, California and has offices and affiliates around the world. For more information, visit the company’s Web site at www.epicor.com.

About Scala Business Solutions

Scala Business Solutions offers a collaborative ERP system to make business simple. Whether companies do business in established or emerging markets, or even in some of the world’s most difficult-to-get-to places, Scala offers them the most complete, integrated ERP, CRM and SCM solution on a web services platform to help them increase their business efficiency and productivity.

Scala has the local know-how and expertise to deliver results for businesses anywhere in the world, gained from over 25 years working with international companies and their subsidiaries and divisions in all types of industries. Scala delivers software and services which support local currencies, accounting regulations and legal requirements in more than 30 languages in over 140 countries.

Scala is listed on the Euronext Amsterdam Stock Exchange (symbol: SCALA). 2002 revenue was US$73.4 million (€77.8 million).

Visit Scala’s website at www.scala.net for press information including press releases, information for investors, and company and product information.

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Scala Business Solutions to Merge with Epicor

Epicor is a registered trademark of Epicor Software Corporation. All other trademarks referenced are the property of their respective owners.

© 2003 Scala Business Solutions, NV. All rights reserved. The Scala logo, Scala® and iScala® are registered trademarks. Other trademarks or registered trademarks are the property of their respective owners.

Forward-Looking Statements

Management of Epicor Software Corporation and Scala Business Solutions NV believe certain statements in this press release may constitute forward-looking statements with respect to the financial condition, results of operations and activities of Epicor and Scala with respect to these items.

These forward looking statements including statements regarding the expected closing date of the transaction, accretive nature of the acquisition, the expected benefits of the combination and growth of the combined entity, projected future revenues and customers, opportunities for growth, and the purchase price and other statements are not historical fact. These forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from those expressed or implied in the forward-looking statements.

Such risks and uncertainties include but are not limited to, the companies’ ability to integrate operations and retain key personnel, satisfaction of conditions to closing, including regulatory approvals; changes in the demand for enterprise resource planning products, particularly in light of competitive offerings; the timely availability and market acceptance of new products and upgrades; the impact of competitive products and pricing; the discovery of undetected software errors; the companies’ ability to realize the synergies and operating efficiencies anticipated from the acquisition and Epicor’s other acquisitions; changes in the financial condition of the Companies’ major commercial customers and the Companies’ future ability to continue to develop and expand their product and service offerings to address emerging business demand and technological trends and other factors discussed in Epicor’s Quarterly report on Form 10-Q, for the quarter ended June 30, 2003. As a result of these factors the business or prospects expected by the company as part of this announcement may not occur. The companies undertake no obligation to revise or update publicly any forward-looking statements.

Additional Information And Where To Find It

Epicor Software Corporation intends to file a registration statement on Form S-4 containing a prospectus/offering memorandum in connection with the proposed acquisition of Scala by Epicor (the “Acquisition”) pursuant to the terms of the Merger Protocol by and between Epicor and Scala. The prospectus/offering memorandum will be mailed to the stockholders of Scala and the security holders of Scala are urged to read the prospectus/offering memorandum and other relevant materials when they become available because they will contain important information about the Acquisition, Epicor and Scala. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Epicor by going to Epicor’s Investor Relations page on its corporate Web site at www.epicor.com/company/investor/.